EXHIBIT 99.6

PRESS RELEASE

Russia: TotalEnergies records a 4.1 B$ impairment
in its Q1 2022 accounts

Paris, April 27, 2022 – On March 22, 2022, TotalEnergies announced that, given the uncertainty created by the technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE had decided to no longer book proved reserves for the Arctic LNG 2 project.

Since then, on April 8th, new sanctions have effectively been adopted by the European authorities, notably prohibiting export from European Union countries of goods and technology for use in the liquefaction of natural gas benefitting a Russian company. It appears that these new prohibitions constitute additional risks on the execution of the Arctic LNG 2 project.

As a result, TotalEnergies has decided to record in its accounts, as of March 31, 2022, an impairment of 4.1 B$, concerning notably Arctic LNG 2.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).